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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2013

Consolidated Statements of Comprehensive Income
(unaudited)

	Three months ended March 31
($ millions)	2013	2012

		(restated – note 3)
Revenues and Other Income
Operating revenues, net of royalties (note 4)	9 843	9 639
Other income (note 5)	173	116

	10 016	9 755

Expenses
Purchases of crude oil and products	4 059	4 000
Operating, selling and general	2 271	2 442
Transportation	160	156
Depreciation, depletion, amortization and impairment	999	947
Exploration	130	45
Gain on disposal of assets	—	(31)
Project start-up costs	1	1
Voyageur upgrader project charges (note 12)	176	—
Financing expenses (income) (note 8)	329	(63)

	8 125	7 497

Earnings before Income Taxes	1 891	2 258

Income Taxes
Current	540	497
Deferred	257	315

	797	812

Net Earnings	1 094	1 446

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	19	(50)
Actuarial gain on employee retirement benefit plans, net of income taxes of $20 (2012 – $12)	57	2

Other Comprehensive Income (Loss)	76	(48)

Total Comprehensive Income	1 170	1 398

Per Common Share (dollars) (notes 3 and 9)
Net earnings – basic	0.72	0.93
Net earnings – diluted	0.71	0.92
Cash dividends	0.13	0.11

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    053

Consolidated Balance Sheets
(unaudited)

($ millions)	Mar 31 2013	Dec 31 2012	Jan 1 2012

		(restated – note 3)	(restated – note 3)
Assets
Current assets
Cash and cash equivalents	4 591	4 385	3 781
Accounts receivable	5 536	5 201	5 383
Inventories	4 037	3 697	4 169
Income taxes receivable	824	799	704

Total current assets	14 988	14 082	14 037
Assets classified as held for sale (note 13)	1 640	—	—
Property, plant and equipment, net	54 449	55 434	52 563
Exploration and evaluation	3 281	3 284	4 554
Other assets	424	419	413
Goodwill and other intangible assets	3 101	3 104	3 114
Deferred income taxes	74	78	60

Total assets	77 957	76 401	74 741

Liabilities and Shareholders' Equity
Current liabilities
Short-term debt	965	775	761
Current portion of long-term debt	332	311	12
Accounts payable and accrued liabilities	7 041	6 446	7 742
Current portion of provisions (note 10)	1 246	856	811
Income taxes payable	1 332	1 165	964

Total current liabilities	10 916	9 553	10 290
Liabilities classified as held for sale (note 13)	926	—	—
Long-term debt	10 080	9 938	10 004
Other long-term liabilities	2 173	2 319	2 402
Provisions (note 10)	3 911	4 932	3 751
Deferred income taxes	10 155	10 444	9 702
Shareholders' equity	39 796	39 215	38 592

Total liabilities and shareholders' equity	77 957	76 401	74 741

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 054    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended March 31
($ millions)	2013	2012

		(restated – note 3)
Operating Activities
Net earnings	1 094	1 446
Adjustments for:
Depreciation, depletion, amortization and impairment	999	947
Deferred income taxes	257	315
Accretion	48	46
Unrealized foreign exchange loss (gain) on U.S. dollar denominated long-term debt	168	(146)
Change in fair value of derivative contracts	60	(39)
Gain on disposal of assets	—	(31)
Share-based compensation	(117)	45
Exploration	37	—
Settlement of decommissioning and restoration liabilities	(187)	(166)
Other	(75)	(2)
Decrease in non-cash working capital	290	72

Cash flow provided by operating activities	2 574	2 487

Investing Activities
Capital and exploration expenditures	(1 485)	(1 478)
Acquisitions	(515)	—
Proceeds from disposal of assets	4	37
Other investments	(4)	—
(Increase) decrease in non-cash working capital	(2)	87

Cash flow used in investing activities	(2 002)	(1 354)

Financing Activities
Net change in short-term debt	190	(14)
Net change in long-term debt	(4)	(5)
Issuance of common shares under share option plans	41	99
Purchase of common shares for cancellation, net of option premiums (note 7)	(405)	(183)
Dividends paid on common shares	(197)	(167)

Cash flow used in financing activities	(375)	(270)

Increase in Cash and Cash Equivalents	197	863
Effect of foreign exchange on cash and cash equivalents	9	(5)
Cash and cash equivalents at beginning of period	4 385	3 781

Cash and Cash Equivalents at End of Period	4 591	4 639

Supplementary Cash Flow Information
Interest paid	73	64
Income taxes paid	557	368

See accompanying notes to the interim consolidated financial statements.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    055

Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Currency Translation	Cash Flow Hedges	Retained Earnings	Total (restated – note 3)	Number of Common Shares (thousands)

At December 31, 2011	20 303	545	(207)	14	17 937	38 592	1 558 636

Net earnings	—	—	—	—	1 446	1 446	—
Foreign currency translation adjustment	—	—	(50)	—	—	(50)	—
Actuarial gain on employee retirement benefit plans	—	—	—	—	2	2	—

Total comprehensive income	—	—	(50)	—	1 448	1 398	—
Issued under share option plans	145	(31)	—	—	—	114	5 428
Issued under dividend reinvestment plan	6	—	—	—	(6)	—	162
Purchase of common shares for cancellation	(71)	—	—	—	(112)	(183)	(5 466)
Liability for share purchase commitment	(44)	—	—	—	(66)	(110)	—
Share-based compensation	—	40	—	—	—	40	—
Dividends paid on common shares	—	—	—	—	(167)	(167)	—

At March 31, 2012	20 339	554	(257)	14	19 034	39 684	1 558 760

At December 31, 2012	19 945	579	(223)	13	18 901	39 215	1 523 057

Net earnings	—	—	—	—	1 094	1 094	—
Foreign currency translation adjustment	—	—	19	—	—	19	—
Actuarial gain on employee retirement benefit plans	—	—	—	—	57	57	—

Total comprehensive income	—	—	19	—	1 151	1 170	—
Issued under share option plans	67	(28)	—	—	—	39	2 126
Issued under dividend reinvestment plan	7	—	—	—	(7)	—	—
Purchase of common shares for cancellation, net of option premiums (note 7)	(168)	—	—	—	(237)	(405)	(12 840)
Change in liability for share purchase commitment	(22)	—	—	—	(25)	(47)	—
Share-based compensation	—	21	—	—	—	21	—
Dividends paid on common shares	—	—	—	—	(197)	(197)	—

At March 31, 2013	19 829	572	(204)	13	19 586	39 796	1 512 343

See accompanying notes to the interim consolidated financial statements.

             Suncor Energy Inc.
 056    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2012.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at April 29, 2013, the date the Audit Committee approved these statements on behalf of the Board of Directors.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2012. Those accounting policies are consistent with those of the previous financial year, except as described in note 3.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2012.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    057

3. ADOPTION OF NEW AND AMENDED IFRS STANDARDS

Impact of the application of IFRS 11

Effective January 1, 2013, the company has adopted IFRS 11 Joint arrangements. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements where sufficient rights and obligations are passed to the partners. As a result, two existing joint arrangements in the Refining and Marketing segment were reclassified as joint ventures. They were previously accounted for using the proportionate consolidation method and are now being accounted for using the equity method of accounting. This change does not have a material impact to the consolidated financial statements, but does result in the netting of revenues and expenses for these entities into Other Income in the Consolidated Statements of Comprehensive Income, and the netting of the equity pickup and cash distribution within Other in the Consolidated Statements of Cash Flows. In addition, the company's net investment in these entities has been presented in Other Assets in the Consolidated Balance Sheets.

Impact of the application of IAS 19

Effective January 1, 2013, the company has adopted the amendments to IAS 19 Employee Benefits. The revised standard requires the recognition of interest cost on the net unfunded obligation, which is calculated based on the net unfunded obligation and the discount rate used to measure the employee benefit obligation at the beginning of the annual period. Previously, interest cost was calculated as the difference between interest income on plan assets (using the expected return on plan assets) and interest expense on the plan obligation (using the discount rate). The net interest costs are also now presented within Financing Expenses in the Consolidated Statements of Comprehensive Income. These costs were previously included within Operating, Selling and General expense. In addition, as a result of the change to the interest cost calculation, the refundable tax accounts (RTA) are now present valued. Previously, RTAs were assigned 0% rate of return in calculating the return on plan assets and interest cost. This resulted in an immaterial adjustment to the Consolidated Balance Sheets noted below.

IFRS 11 and the amendments to IAS 19 have been applied retroactively, and the effects of the application of IFRS 11 and IAS 19 amendments on the comparative periods are shown in the tables below.

Adjustments to Consolidated Statement of Comprehensive Income (1):

		Three months ended
($ millions, increase/(decrease))	IFRS 11	IAS 19	March 31, 2012 Total

Revenues and Other Income
Operating revenues, net of royalties	(14)	—	(14)
Other income	11	—	11
Expenses
Purchases of crude oil and products	4	—	4
Operating, selling and general	(7)	(5)	(12)
Financing expenses (income)	—	19	19
Income Taxes
Deferred	—	(3)	(3)

Net Earnings (Loss)	—	(11)	(11)
Actuarial gain on employee retirement benefit plans	—	11	11

Total Comprehensive Income	—	—	—

Per Common Share (dollars)
Basic	—	—	—
Diluted	—	(0.01)	(0.01)

(1)
The impact of the IAS 19 adjustments on the current period earnings was an increase to Financing Expenses (Income) of $12 million, offset by a decrease of $3 million and $9 million, respectively, to Deferred Income Taxes and Actuarial Gain on Employee Retirement Plans, resulting in a $nil impact to the Consolidated Statement of Comprehensive Income for the first quarter of 2013.

             Suncor Energy Inc.
 058    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Adjustments to Consolidated Balance Sheets:

($ millions, increase (decrease))	Dec 31 2012	Jan 1 2012

Cash and cash equivalents	(8)	(22)
Accounts receivable	(43)	(29)
Inventories	(46)	(36)
Property, plant and equipment, net	(24)	(26)
Other assets	99	102
Goodwill and other intangible assets	(24)	(25)
Deferred income taxes	(2)	—

Total assets	(48)	(36)

Short-term debt	(1)	(2)
Accounts payable and accrued liabilities	(23)	(13)
Income taxes payable	(5)	(5)
Other long-term liabilities (2)	9	10
Provisions	(1)	(1)
Deferred income taxes (2)	(19)	(17)
Shareholders' equity (2)	(8)	(8)

Total liabilities and shareholders' equity	(48)	(36)

(2)
As at January 1, 2012 and December 31, 2012, the adjustments related to IAS 19 resulted in an increase of $11 million to Other Long-term Liabilities, offset by a decrease of $3 million and $8 million, respectively, to Deferred Income Taxes and Shareholders' Equity. The remaining adjustments relate to IFRS 11.

Adjustments to Consolidated Statement of Cash Flow:

($ millions, increase/(decrease))	Three months ended March 31, 2012

Operating activities
Cash flow from operating activities before change in non-cash working capital	(11)
Decrease in non-cash working capital	24

Cash flow from operating activities	13
Cash flow from investing activities	—
Cash flow from financing activities	—

Increase in cash and cash equivalents	13

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    059

4. SEGMENTED INFORMATION

The company's operating segments are determined based on differences in the nature of their operations, products and services.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

	Three months ended March 31
	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

	(restated – note 3)				(restated – note 3)		(restated – note 3)		(restated – note 3)
Revenues and Other Income
Gross revenues	2 122	2 335	1 656	1 690	6 521	6 349	31	23	10 330	10 397
Intersegment revenues	921	882	116	272	60	37	(1 097)	(1 191)	—	—
Less: Royalties	(173)	(280)	(314)	(478)	—	—	—	—	(487)	(758)

Operating revenues, net of royalties	2 870	2 937	1 458	1 484	6 581	6 386	(1 066)	(1 168)	9 843	9 639
Other income	—	3	33	41	12	9	128	63	173	116

	2 870	2 940	1 491	1 525	6 593	6 395	(938)	(1 105)	10 016	9 755

Expenses
Purchases of crude oil and products	120	48	128	132	4 796	5 016	(985)	(1 196)	4 059	4 000
Operating, selling and general	1 397	1 515	161	193	543	560	170	174	2 271	2 442
Transportation	85	72	29	30	57	48	(11)	6	160	156
Depreciation, depletion, amortization and impairment	545	440	304	360	120	111	30	36	999	947
Exploration	74	40	56	5	—	—	—	—	130	45
Gain on disposal of assets	—	(29)	—	—	—	(2)	—	—	—	(31)
Project start-up costs	1	1	—	—	—	—	—	—	1	1
Voyageur upgrader project charges	176	—	—	—	—	—	—	—	176	—
Financing expenses (income)	32	29	7	43	1	(1)	289	(134)	329	(63)

	2 430	2 116	685	763	5 517	5 732	(507)	(1 114)	8 125	7 497

Earnings (Loss) before Income Taxes	440	824	806	762	1 076	663	(431)	9	1 891	2 258
Income Taxes
Current	1	2	420	437	104	37	15	21	540	497
Deferred	113	213	32	(7)	190	150	(78)	(41)	257	315

	114	215	452	430	294	187	(63)	(20)	797	812

Net Earnings (Loss)	326	609	354	332	782	476	(368)	29	1 094	1 446

Capital and Exploration Expenditures	1 036	1 177	360	206	78	89	11	6	1 485	1 478

             Suncor Energy Inc.
 060    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

5. OTHER INCOME

Other income consists of the following:

	Three months ended March 31
($ millions)	2013	2012

	(restated – note 3)
Energy trading activities
Change in fair value of contracts	31	100
Gains (losses) on inventory valuation	87	(19)
Risk management activities	(1)	(7)
Investment and interest income	25	29
Renewable energy grants	7	9
Change in value of pipeline commitments and other	24	4

	173	116

6. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2013	2012

Equity-settled plans	21	40
Cash-settled plans	20	112

	41	152

7. NORMAL COURSE ISSUER BID

In September 2012, the company completed its first Normal Course Issuer Bid and put option program, and also announced a second Normal Course Issuer Bid program to purchase for cancellation of up to $1.0 billion of its common shares between September 20, 2012 and September 19, 2013.

During the three months ended March 31, 2013, the company purchased 12.8 million (2012 – 5.5 million) common shares for total consideration of $405 million (2012 – $183 million). Of the amount recognized, $168 million (2012 – $71 million) was charged to share capital and $237 million (2012 – $112 million) to retained earnings.

The company has also recorded a liability of $95 million for share purchases that may take place during its internal blackout period under an automatic repurchase plan agreement with an independent broker. Of the liability recognized, $41 million was charged to share capital and $54 million to retained earnings.

Subsequent to the quarter, the Toronto Stock Exchange accepted a notice filed by the company to amend its NCIB and purchase with the intent for cancellation up to an additional $2 billion of its common shares, commencing May 2, 2013 and ending September 19, 2013.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    061

8. FINANCING EXPENSES (INCOME)

	Three months ended March 31
($ millions)	2013	2012

	(restated – note 3)
Interest on debt	177	162
Capitalized interest	(96)	(158)

Interest expense	81	4
Interest on pension and post-retirement benefits	17	19
Accretion	48	46
Foreign exchange loss (gain) on U.S. dollar denominated long-term debt	168	(146)
Foreign exchange and other	15	14

	329	(63)

9. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2013	2012

	(restated – note 3)
Net earnings	1 094	1 446
Dilutive impact of accounting for awards as equity-settled (1)	(10)	—

Net earnings – diluted	1 084	1 446

(millions of common shares)
Weighted average number of common shares	1 519	1 561
Dilutive securities:
Effect of share options	2	6

Weighted average number of diluted common shares	1 521	1 567

(dollars per common share)
Basic earnings per share	0.72	0.93
Diluted earnings per share	0.71	0.92

(1)
Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have the most dilutive impact for the three months ended March 31, 2013.

10. PROVISIONS

During the first quarter of 2013, there was a net decrease of $6 million to the decommissioning and restoration provision, which was comprised of a $138 million decrease as a result of an increase to the credit-adjusted risk-free interest rate to 3.93% (December 31, 2012 – 3.75%). This was offset by an increase of $132 million as a result of acquiring the 49% interest in the Voyageur Upgrader Limited Partnership (VULP) and the timing of certain reclamation activities being accelerated due to the Voyageur upgrader project not proceeding (see note 12).

At March 31, 2013, the balance in decommissioning and restoration provisions was $4,602 million (December 31, 2012 – $4,688 million), of which $612 million was current (December 31, 2012 – $395 million).

             Suncor Energy Inc.
 062    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

11. FINANCIAL INSTRUMENTS

Fair Value Hierarchy

The following table presents the company's derivative financial assets and liabilities measured at fair value for each hierarchy level as at March 31, 2013. A description of the valuation techniques and the inputs used in the fair value measurement for each level of the fair value hierarchy is described within the consolidated financial statements for the year ended December 31, 2012.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	—	24	2	26
Accounts payable	(23)	(104)	(3)	(130)

	(23)	(80)	(1)	(104)

During the three months ended March 31, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 3 fair value measurements.

At March 31, 2013, the carrying value of fixed-term debt accounted for under amortized cost was $9.6 billion and the fair value at March 31, 2013 was $11.8 billion. The estimated fair value of long-term debt is based on pricing sourced from market data.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting and are presented on a net basis on the balance sheet. These balances are presented in the table below to show the actual effects of netting arrangements on the company's financial position.

($ millions)	Net Presentation	Gross Asset	Gross Liability

Derivative financial instruments	(44)	440	(484)
Accounts receivable (payable)	166	2 567	(2 401)

Balance at December 31, 2012	122	3 007	(2 885)

Derivative financial instruments	(104)	284	(388)
Accounts receivable (payable)	(132)	2 917	(3 049)

Balance at March 31, 2013	(236)	3 201	(3 437)

12. VOYAGEUR UPGRADER PROJECT

Effective March 27, 2013, the company acquired Total E&P Canada Ltd.'s (Total E&P) interest in VULP for $515 million and gained full control over the partnership assets. The transaction was accounted for as a business combination.

Management applies judgment in determining whether an acquisition meets the definition of a business combination or an asset purchase. When a transaction meets the definition of a business combination, the acquired identifiable assets and assumed liabilities, including contingent liabilities, are measured and recognized at their fair value on the date of the acquisition, including tax assets and liabilities. Associated transaction costs are expensed when occurred.

As VULP was in the development stage and therefore had no revenues and the majority of costs were capitalized, no significant net earnings were generated.

The preliminary allocation of the purchase price is based on current best estimates by the company. The completion of the purchase price allocation may result in further adjustment to the carrying value of the recorded assets and liabilities acquired.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    063

The fair value of consideration transferred and the assets acquired and liabilities assumed at the date of acquisition are summarized below:

($ millions)

Total purchase price	515

Preliminary allocation of purchase price:
Property, plant and equipment	374
Deferred income taxes	312
Decommissioning and restoration provisions	(81)
Contracts and liabilities acquired	(90)

Net assets acquired	515

The fair value attributed to the property, plant and equipment acquired was based on an expected future cash flow approach for assets expected to be retained, with a risk adjusted discount rate of 10%. For assets expected to be sold, the fair value was determined based on management's best estimate of the recoverable amount.

The fair value of the decommissioning and restoration provisions was determined based on management's best estimate of the costs to complete the reclamation activities, the timing of cash outflows, method of reclamation, the discount rate or management's anticipated use of the area in the future.

Following the acquisition, the company announced that it was not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by the company and its co-owner, Total E&P, in response to a change in market conditions that challenged the economics of the project.

The total net book value of the assets retained as at March 31, 2013 is approximately $800 million, and includes a hot bitumen blending facility, storage tanks and a camp which the company plans to utilize to support the continued growth in its Oil Sands operations.

As a result of not proceeding with the project, an after-tax charge to net earnings of $127 million was recorded, which included provisions associated with the decommissioning and restoration of the Voyageur site and contract cancellation costs.

13. ASSETS HELD FOR SALE

On April 15, 2013, the company announced that it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. This transaction is expected to close during the third quarter of 2013, and is subject to closing conditions and regulatory approvals. The proceeds received on the closing of the transaction will be reduced by the net revenues that the company receives between the effective date and the closing date, and other closing adjustments.

             Suncor Energy Inc.
 064    2013 First Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The assets and liabilities classified as held for sale are as follows:

($ millions)	Mar 31 2013

Assets
Accounts receivable	61
Property, plant and equipment, net	1 579

Total assets	1 640

Liabilities
Accounts payable and accrued liabilities	93
Provisions	673
Deferred income taxes	160

Total liabilities	926

During the first quarter of 2013, production from these assets was 45,200 boe/d (90% natural gas), and net earnings and cash flow from operating activities before changes in non-cash working capital was approximately $15 million and $34 million, respectively. Excluded from the sale is the majority of the company's unconventional natural gas properties in the Montney region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

14. SUBSEQUENT EVENT

On April 29, 2013, the company's Board of Directors approved an increase to the company's quarterly dividend to $0.20 per common share beginning in the second quarter of 2013.

Suncor Energy Inc.
                                                                                                                                       2013 First Quarter    065

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  EXHIBIT 99.3
Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2013